UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Violin Memory, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

92763A101
(CUSIP Number)

Donald G. Basile c/o Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 310-946-9001
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 3, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be  subject to all other  provisions of the Exchange Act  (however, see the Notes).

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1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Donald G. Basile
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Personal funds and compensation in the form of common stock and other securities of the Issuer
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,908,972
	8	SHARED VOTING POWER 78,461
	9	SOLE DISPOSITIVE POWER 4,908,972
	10	SHARED DISPOSITIVE POWER 78,461
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,987,433
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 92763A101	SCHEDULE 13D	Page 3 of 6

Item 1.    Security and Issuer.

This statement on Schedule 13D (the “Statement”) relates to the Common Stock, $0.0001 par value (the “Common Stock”), of Violin Memory, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4555 Great America Parkway, Santa Clara, CA 95054.

Item 2.    Identity and Background.

(a) This Statement is being filed by Mr. Donald G. Basile.

(b) Mr. Basile’s business address is c/o Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, NY 10019-6064.

(c) The principal occupation of Mr. Basile is engaging in acquiring, holding and disposing of interests in various companies for investment purposes.

(d)-(e) During the last five years, been Mr. Basile has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

(f) Mr. Basile is a citizen of the United States.

Item 3.    Source or Amount of Funds or Other Consideration.

Please see Item 6, which is incorporated herein by reference.

Mr. Basile received all shares of Common Stock and other securities of the Issuer either pursuant to acquisitions using his own funds or pursuant to equity compensation arrangements of the Issuer.

Item 4.    Purpose of Transaction.

Mr. Basile acquired the shares of Common Stock for investment purposes and holds such shares of Common Stock for investment purposes.  Mr. Basile may, from time to time, make additional purchases of Common Stock either in the open market or in privately-negotiated transactions, depending upon Mr. Basile’s evaluation of the Issuer’s business, prospects and financial condition, the market for the Common Stock, other opportunities available to Mr. Basile, general economic conditions, stock market conditions and other factors. Mr. Basile may also decide to hold or dispose of all or part of his investments in the Common Stock and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities, including the Common Stock.

Except as set forth in this Item 4 or Item 6 below, Mr. Basile has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

CUSIP No. 92763A101	SCHEDULE 13D	Page 4 of 6

Item 5.    Interest in Securities of the Issuer.

(a)	As of June 12, 2014, Mr. Basile beneficially owned an aggregate of 4,987,433 shares of Common Stock, consisting of the following:

(i)	2,671,987 shares of Common Stock for his own account;
(ii)	78,461 shares of Common Stock held in accounts for the benefit of Mr. Basile’s minor children;
(iii)	1,424,485 options to purchase shares of Common Stock; and
(iv)	812,500 restricted stock units, which will be settled by the delivery of shares of Common Stock in ratable installments on July 2, 2014 and August 4, 2014.

Based on calculations made in accordance with Rule 13d-3(d), and there being 90,140,241 shares of Common Stock outstanding as of May 30, 2014, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on June 6, 2014, Mr. Basile may be deemed to beneficially own approximately 5.5% of the Issuer’s outstanding shares of Common Stock.

(b)	Mr. Basile has:

(i)	Sole power to vote or to direct the vote of: 4,908,972 shares of Common Stock;
(ii)	Shared power to vote or to direct the vote of: 78,461 shares of Common Stock;
(iii)	Sole power to dispose or to direct the disposition of: 4,908,972 shares of Common Stock; and
(iv)	Shared power to dispose or to direct the disposition of: 78,461 shares of Common Stock.

(c)
Except as set forth in Item 6 or otherwise herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

On June 10, 2014, Mr. Basile sold 100,000 shares of Common Stock with an average price of $3.81 per share (ranging from $3.79 per share to $3.85 per share).

On June 11, 2014, Mr. Basile sold 50,000 shares of Common Stock at a price of $3.85 per share.

(d)	Not applicable.

(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Basile is party to a Settlement Agreement and Release (the “Settlement Agreement”), dated April 11, 2014 by and between Mr. Basile and the Issuer in connection with the settlement of any and all claims that had arisen with respect to Mr. Basile’s rights to severance payments, restricted stock units and COBRA coverage under the terms of his prior employment agreement with the Issuer.

CUSIP No. 92763A101	SCHEDULE 13D	Page 5 of 6

Pursuant to the terms of the Settlement Agreement, Mr. Basile received, among other consideration, (i) 249,649 shares of Common Stock and (ii) accelerated vesting of 1,625,000 previously granted restricted stock units, of which (a) 812,500 restricted stock units have been settled by the delivery of shares of Common Stock and (b) the remaining 812,500 restricted stock units will be settled by the delivery of shares of Common Stock in ratable installments on July 2, 2014 and August 4, 2014.

In addition, Mr. Basile has entered into an arrangement for hedging purposes for which Citi Global Markets Inc. serves as broker, in which Mr. Basile has the obligation to deliver up to 290,000 shares of Common Stock at the strike price of $5.00 to the purchaser of the call, if exercised.  Such option contract expires September 20, 2014.

Item 7.    Material to Be Filed as Exhibits.

None.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 12, 2014

By:	/s/ Donald G. Basile
Name: Donald G. Basile